"Exemption No. 82-3998"

# Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

07024967



## TRADE SUBJECT TO NOTIFICATION – PRIMARY INSIDERS

SUPPL

Orkla has an annual bonus programme that rewards good performance. Approximately 200 management staff are covered by this programme. The bonus earned each year has been deposited in a "bonus bank", and one third of the balance is paid out each year. The Board of Directors of Orkla ASA has decided to maintain the annual bonus system, but to discontinue the bonus bank arrangement. In this connection, the following primary insiders have today purchased 90 136 shares in the market at a price of NOK 108.8.

A list of the primary insider's purchase of shares and new holding of Orkla shares is attached.

Orkla ASA
Oslo, 28 June 2007

Contact:
Siv M. Skorpen Brekke, Investor Relations
Tel.: +47 2254 4455



Dlw 7/10

Enclosure to Orkla's notice to the Oslo Stock Exchange on 28 June 2007:

| Name | Purchase | New holding of shares | Holding options |
|---|---|---|---|
| Aamot, Tor | 2 925 | 43 525 | 55 000 |
| Aarseth, Geir | 2 625 | 10 255 | 30 000 |
| Andersen, Terje | 4 664 | 23 264 | 120 000 |
| Aru, Mikael | 3 636 | 5 236 | 64 000 |
| Barkald, Erik Ruud | 2 715 | 5 315 | 46 670 |
| Brevik, Bente | 7 260 | 20 860 | 45 000 |
| Eikeland, Pål | 3 464 | 5 964 | 55 000 |
| Enger, Ole | 16 125 | 16 725 | 239 500 |
| Johansen, Atle Vidar | 2 931 | 15 531 | 105 000 |
| Jørgensen, John M. | 5 951 | 154 851 | - |
| Lunde, Ole Kristian | 2 104 | 4 904 | 30 000 |
| Mageli, Håkon | 2 080 | 48 505 | 65 000 |
| Marthinsen, Frode S. | 4 128 | 16 628 | 100 000 |
| Myrberg, Hilde | 3 131 | 3 731 | 75 000 |
| Nordberg, Torkild | 11 059 | 26 329 | 341 665 |
| Røer, Fridthjof | 1 033 | 2 633 | 45 000 |
| Solhaug, Inger Johanne | 2 036 | 5 636 | 131 665 |
| Sørlie, Per A. | 2 083 | 39 183 | 75 000 |
| Thomsen, Jan | 1 880 | 2 480 | 30 000 |
| Thuestad, John Gabriel | 4 350 | 4 950 | 110 000 |
| Tveter, Karl Otto | 3 956 | 18 956 | 55 000 |

END